Exhibit 16.1

June 5, 2015

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated June 5, 2015, of Ply Gem Holdings, Inc. and are in agreement with the statements contained in the second, third, fourth and fifth paragraphs on page two therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the lack of internal control to prepare financial statements, included in the second and third paragraphs on page two therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2014 consolidated financial statements.

/s/ Ernst & Young LLP

Raleigh, North Carolina